November 17, 2022

Division of Corporation Finance

Office of Technology

Securities and Exchange Commission

Washington DC 20549

Re:	Nixplay Inc.
Offering Statement on Form 1-A Filed September 30, 2022
File No. 024-12011

Ladies and Gentlemen:

We acknowledge receipt of the comments in the letter dated October 28, 2022 from the staff of the Division of Corporation Finance (the “Staff”) regarding the Offering Statement of Nixplay, Inc. (the “Company”), which we have set out below, together with our responses.

Form 1-A filed September 30, 2022

Cover Page

1.	Please revise the cover page and summary to summarize your organizational structure, including a statement that you are a holding company that has a 73.77% interest in the operating subsidiaries. Additionally, please revise your disclosures on pages 20-21 to identify the shareholder(s) who own the remaining 26.23% of Nixplay Cayman.

In response to the Staff’s comment, the Company has revised its cover page and “Summary” section to include a brief summary of the Company’s organizational structure, including the fact that the Company is a holding company that has a 73.77% interest in its operating subsidiaries.

Additionally, the Company has revised its disclosures as requested by the Staff to provide additional disclosure on the 26.23% ownership of Nixplay Cayman, included a revised Organizational Chart indicating that 26.23% of Nixplay Cayman is owned by individual shareholders.

2.	Please revise the cover page to disclose that Mr. Palfreeman, your CEO, currently beneficially owns 100% of your outstanding common stock and also disclose his expected beneficial ownership if all shares are sold in this offering. Additionally, please revise to include a risk factor that discusses risks resulting to your company and its shareholders from Mr. Palfreeman's concentration of ownership.

In response to the Staff’s comment, the Company has revised the cover page of the offering circular to disclose that Mr. Palfreeman currently beneficially owns 100% of the Company, and also to disclose that his expected beneficial ownership if all shares are sold in this offering. Additionally, the Company has revised the “Risk Factors” section of the offering circular to include a risk factor that discusses potential risks to investors associated with Mr. Palfreeman's concentration of ownership.

3.	The cover page states that the 2,094,534 shares of Series A preferred stock may convert into 2,094,536 shares of common stock. Disclosure elsewhere indicates that the Series A preferred stock converts to common stock on a 1-for-1 basis. Please revise to reconcile.

In response to the Staff’s comment, the cover page has been revised to correct the typo identified by the Staff. The correct number is 2,094,534.

1

Interest of Management and Others in Certain Transactions, page 46

4.	We note that you describe a number of loans in this section and state that a form of loan agreement governing the loans has been filed as an exhibit. Please file executed versions of each loan agreement. Refer to Item 17.6 of Form 1-A.

In response to the Staff’s comment, the Company has filed as exhibits executed versions of the individual loan agreements of related parties of the Company referred to in the “Interest of Management and Others in Certain Transactions” section of the amended offering circular, and has expanded the disclosure in this section related to these agreements on an individual basis. The Company notes that, while it has provided expanded disclosure of all loans referred to the “Interest of Management and Others in Certain Transactions” section, the Company has only filed copies of those loans between the Company and direct related parties of the Company.

Notes to the Consolidated Financial Statements

Note 1 - Organization and Operations, page F-8

5.	You disclose that the transaction whereby you issued shares in exchange for an ownership interest in Nixplay Cayman resulted in the owners of Nixplay Cayman "obtaining a majority voting interest in Nixplay Inc." Please revise to more clearly state, if true, that the transaction resulted in Solon, an entity wholly owned by Mr. Palfreeman, obtaining a 100% voting interest in Nixplay Inc.", or advise.

In response to the Staff’s comment, the Company has revised the statement identified by the Staff to clarify that the transaction resulted in Solon, an entity wholly owned by Mr. Palfreeman, obtaining a 100% voting interest in Nixplay Inc.

Exhibits

6.	We note that you or your subsidiaries have a number of bank loans and other loans from financial institutions. Please file these loan agreements as exhibits or advise. See Item 17.6 of Form 1-A.

In response to the Staff’s comment, the Company has filed copies of the bank loans and other loans from financial institutions as exhibits to the amended offering statement.

General

7.	Please confirm whether the issuer’s officers, partners, or managers primarily direct, control and coordinate the issuer’s activities from the United States or Canada, and, if so, identify these individuals, their positions with the issuer, the current location(s) where they conduct their activities for the issuer, and when these individuals commenced their activities at this location(s). If currently employed by Creedon Technologies, USA, please confirm that the working visas of these individuals with Creedon Technologies, USA, will continue to allow these individuals to work in the United States until such time as they obtain working visas enabling them to work directly at Nixplay, Inc. In this regard, please supplementally provide the expiration dates of the working visas for each of these individuals with Creedon Technologies, USA. See Rule 251(b)(1) of Regulation A and consider Question 182.03 of our Securities Act Rules Compliance and Disclosure Interpretations.

The Company confirms that its officers and directors primarily direct, control and coordinate the Company’s activities from the United States. The Company has prepared the following table, summarizing information requested by the Staff in the comment above. Mr. Palfreeman and Mr. Durbridge are currently employed by Creedon Technologies, USA.

Role	Name	Current Location	Working at location since (Date)	Immigration status
Chairman	Philippe Tartavull	Los Angeles, California	August 2017	Citizen
CEO & Director	Mark Palfreeman	Cambridge, UK & Denver, Colorado	July 2022	L-1 Visa (Expires: August 5, 2023)
COO	Joel Durbridge	Denver, Colorado	July 2022	L-1 Visa (Expires: June 13, 2027)

The Company is in the process of transferring its core business functions to the United States. As described in the offering circular, Mr. Durbridge will act as principal financial officer and principal accounting officer of the Company on an interim basis until the Company’s CFO, who currently resides in Hong Kong, can obtain the appropriate visa to work in the United States.

2

8.	We note that Creedon Technologies HK Limited, a subsidiary based in Hong Kong, will continue to conduct operations and is also the owner of your other operating subsidiaries. We further note that this subsidiary has received loans from a number of Hong Kong- based entities and leases office space in Hong Kong. Please tell us the activities that Creedon Technologies HK Limited performs after the reorganization.

Currently, Creedon Technologies HK is employing personnel that primarily support marketing, e-commerce, sales, finance, business operations, and hardware and industrial design operations of the Company.

Going forward, the Company intends for Creedon Technologies HK to be primarily focused on hardware and industrial design operations, due to its close proximity to our contract manufacturers in Shenzhen. To this end, the Company is in the process of transitioning the marketing, e-commerce, sales, and finance activities currently performed by Creedon Technologies HK in Hong Kong to the United States (to be performed by the Company). The Company intends to transition these functions in stages – starting with marketing (which is already underway, with the Company working on the transitioning marketing roles currently at Creedon Technologies HK to the United States).

The next department the Company intends to focus on transitioning from Creedon Technologies HK to the United States will be sales and e-commerce, with a view to transition that function by Q3 2023. The Company aims to have the remaining finance and business operations departments transitioned by Q1 2024.

Additionally, please:

•	Provide prominent disclosure about the legal and operational risks associated with your operations in Hong Kong, as well as your corporate structure in which your other subsidiaries are owned by the Hong Kong subsidiary;

In response to the Staff’s comment, the Company has added a new subsection of the “Risk Factors” section of the Offering Circular disclosing the legal and operational risks associated with the Company’s operations in Hong Kong, as well as risks related to the Company’s operating subsidiaries being owned by Creedon Technologies HK Limited.

•	Disclose whether your auditor is subject to the determinations announced by the PCAOB on December 16, 2021 and whether and how the Holding Foreign Companies Accountable Act and related regulations will affect your company;

The Company’s auditor has confirmed that it is subject to the determinations announced by the PCAOB on December 16, 2021 referenced in the Staff’s comment above, and has had full access to all the Company’s operating accounts. The Holding Foreign Companies Act requires foreign companies to declare whether or not they are owned or controlled by the Chinese government. The Company is not owned or controlled by the Chinese government, as demonstrated in the ownership information of the Company disclosed in the offering circular. As such, the Company does not believe the Holding Foreign Companies Accountable Act and related regulations will affect the Company.

•	Provide a clear description of how cash is transferred through your organization. Quantify any cash flows and transfers of other assets by type that have occurred between the holding company, its subsidiaries, and direction of transfer. Quantify any dividends or distributions that a subsidiary has made to the holding company and which entity made such transfer, and their tax consequences. Similarly quantify dividends or distributions made to U.S. investors, the source, and their tax consequences. Your disclosure should make clear if no transfers, dividends, or distributions have been made to date. Describe any restrictions on foreign exchange and your ability to transfer cash between entities, across borders, and to U.S. investors. Describe any restrictions and limitations on your ability to distribute earnings from the company, including your subsidiaries, to the parent company and U.S. investors;

As of June 30, 2022, the Company (on a consolidated basis) had accumulated approximately $4.4 million in equity and retained earnings.

3

This cash has been deployed into the Company’s subsidiaries in order to grow the Company. Please see the table below for a summary of how this cash has been deployed. As of June 30, 2022, the total “Capital Employed” of the Company (assets minus current liabilities) was approximately $4.4 million, with the following balance for each of the Company’s subsidiaries and in between main categories of assets or liabilities:

Name	Country	Capital Employed in USD (Assets minus current liabilities after elimination of intercompany balances)	Bank / Cash	Inventory	Receivables	Short-term loans	Others	% of Group Total Capital Employed
Nixplay Inc	USA	$–	–	–	–	–	–	–
Nixplay	Cayman	$(170,246)	$152,130	–	–	$(262,567)	$(59,809)	-4%
Creedon Technologies HK Limited	Hong Kong	$(11,095,702)	$1,242,894	$22,967	$551,603	$(11,655,647)	$(1,257,520)	-252%
Creedon Technologies USA LLC	USA	$12,789,749	$813,885	$10,128,054	$3,294,117	–	$(1,446,307)	292%
Creedon Technologies Canada Limited	Canada	$886,116	$89,565	$833,441	$5,247	–	$(42,138)	20%
Creedon Technologies DE GmbH	Germany	$1,469,300	$162,494	$1,375,138	$28,339	–	$(96,670)	34%
Creedon Technologies PH	Philippines	$0
Creedon Technologies Limited	United Kingdom	$90,920	$41,863	–	$2,283	–	$46,774	2%
Nixplay Design Limited	United Kingdom	$243	$243	–	–	–	$0	0%
Nixplay UK Limited	United Kingdom	$411,271	$49,780	$522,076	$39,154	$(97,086)	$(102,653)	9%
Total	Group	$4,381,651	$2,552,855	$12,881,676	$3,920,743	$(12,015,300)	$(2,958,323)	100%

The positive balance of Capital Employed for Creedon Technologies USA LLC represents 292% of the Company’s total Capital Employed (on a consolidated basis). It shows that the majority of the Company’s assets ($12.8 million, including $10.1 million in inventory) has been deployed in the United States. Canada, Germany and UK represent respectively 20%, 34% and 9% of total Capital Employed ($0.9 million, $1.5 million, $0.1 million. respectively).

These amounts exceed 100% of Capital Employed as a large amount of cash from short term debt (<1 years) raised at Creedon Technologies HK Limited (the Company’s Hong Kong subsidiary) has been utilized to purchase inventory. This inventory has been transferred to other subsidiaries - mainly to Creedon Technologies USA LLC.

Creedon Technologies HK Limited (the Company’s Hong Kong subsidiary) has been acting as the buying office for USA, UK, Germany, Canada subsidiaries. It purchased and resold the inventory to those subsidiaries and provided credit terms.

The Company’s U.S., UK, German and Canadian subsidiaries pay Creedon Technologies HK Limited for this inventory only when cash is needed in Hong Kong to pay for operating expenses or meet short term loan due dates.

4

To date, no subsidiary of the Company has paid any dividends or made any distributions to the Company (or to Nixplay Cayman). Similarly, neither the Company nor any subsidiary of the Company has paid any dividends or made any distributions to U.S. investors. The Company does not believe there are any restrictions on the Company’s ability to transfer cash between entities, across borders, and to U.S. investors, nor does the Company believe there are any restrictions or limitations on the Company’s ability to distribute earnings from the Company and/or its subsidiaries to U.S. investors in the Company – however, the Company has added a risk factor in the “Risk Factors” section of the offering circular to disclose potential restrictions and/or limitations on dividends and/or distributions being paid from the Hong Kong subsidiary to the Company, should certain laws be applied to the Company’s Hong Kong subsidiary. The Company has added disclosure in this risk factor to make clear that no transfers, dividends, or distributions have been made to date between the Company and its subsidiaries.

•	To the extent you have officers or directors based in China or Hong Kong, please revise to include both risk factor disclosure as well as a separate Enforceability section to address the difficulty of bringing actions against these individuals and enforcing judgments against them;

The Company does not have officers or directors based in Hong Kong or China.

•	Disclose your number of employees in Hong Kong or China; and

The Company has revised the “The Company’s Business – Employees” subsection of the offering circular to disclose that it has 22 employees in Hong Kong.

•	Review our Sample Letter to China-Based Companies, available at https://www.sec.gov/corpfin/sample-letter-china-based-companies, and consider whether there are any commensurate laws or regulations in Hong Kong to those PRC laws and regulations discussed in the letter and revise as necessary

The Company has reviewed the “Sample Letter to China-Based Companies”. The Company does not believe there are commensurate laws or regulations in Hong Kong to those PRC laws and regulations discussed in the letter. The Company does not believe there are any revisions necessary to be made to the offering statement based on the letter – in particular because the Company does not utilize a variable interest entity (VIE) structure. Additionally, the Company notes that it only has one subsidiary in Hong Kong, and no subsidiaries based in mainland China. Apart from utilizing contract manufacturing in Shenzhen, China, the Company has no aspects of its operations performed in mainland China.

Thank you again for the opportunity to respond to your questions to the offering statement of Nixplay, Inc. If you have additional questions or comments, please contact me at jeanne@crowdchecklaw.com.

Sincerely,

/s/ Jeanne Campanelli

Jeanne Campanelli

Partner

CrowdCheck Law LLP

cc: Mark Palfreeman

Chief Executive Officer of Nixplay, Inc.

5